

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 29, 2017

<u>Via E-mail</u>
Kenneth Londoner
Chief Executive Officer
BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426

> **Re: BioSig Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2017**
> **File No. 333-218583**

Dear Mr. Londoner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 5</u>

1.   We note your reference here to warrants issued to "employees" of Laidlaw & Co. Please reconcile that disclosure with your Item 15 disclosure starting on page II-1 of your registration statement, which states that the warrants were issued to Laidlaw & Co. Also, revise your Item 15 disclosure to state the exemption upon which you relied to issue the warrants to employees of Laidlaw & Co.

<u>Common Stock Placement Agent Warrants, page 16</u>

2.   Disclose the exercise price of the three-year warrants issued to Laidlaw & Company between October 2016 and March 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
        Haynes and Boone, LLP